                                                              Exhibit 99.(c)(3)

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STRICTLY CONFIDENTIAL
DRAFT FOR INTERNAL DISCUSSION PURPOSE ONLY



                                    PROJECT G

                               BASE LINE VALUATION

                                       AND

                              TOB PREMIUM ANALYSIS






                                  AUGUST, 2000

                             KPMG CORPORATE FINANCE

                               Table of Contents



I.    Introduction                            V. TOB Premium Analysis
      1.1  Background
      1.2  Purpose and outline of the report
      1.3  Definition of Fair market Value
      1.4  Valuation Date
      1.5  Scope of Procedures
      1.6  Limitation and Assumptions

II.   Significant events occurred since July 1999
      2.1  Purchase of the headquartered land and building
      2.2  Loan transaction to G

III.  Executive Summary
      3.1  FMV of G's equity
      3.2  TOB Premium

IV.   Base Line Valuation
      4.1  Analysis of the valuation methodology
      4.2  Quoted Share Price Method
      4.3  Income Approach: DCF Method

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               STRICTLY CONFIDENTIAL, DRAFT FOR INTERNAL DISCUSSION PURPOSE ONLY
PROJECT G - BASE LINE VALUATION AND TOB PREMIUM ANALYSIS
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I.       Introduction

1.1      Background

Minolta Co., Ltd. (hereafter, "Minolta") acquired effectively 57.1% of "G", which is listed in the NYSE. The purpose of the acquisition was to maintain the strategic competitiveness in the printer business. Since then, Minolta has been undertaking the role of assisting "G" management in developing and attaining objectives and goal of "G", together with providing financial support. Due to the fact of the worldwide competitiveness getting intensified, Minolta considers it necessary to reinforce the worldwide business strategy. In order to pursue the difficult mission, making G as its 100% owned subsidiary becomes an integral part of its key objectives.

1.2      Purpose and outline of the report

The following report is prepared by KPMG Corporate Finance (hereafter, "KPMG"), based on the request from Minolta, to analyze and examine the points indicated below.

-        Analysis of the fair market value of G

G's share is traded in the stock market, however, it is also necessary to perform financial analysis focusing G's financial status, including the profitability and financial capability to sustain the continuity of G on a going concern basis. KPMG performed the valuation analysis of G's equity by applying several methodologies that are commonly used for the valuation practice.

-        Analysis of TOB premium

G will become 100% owned subsidiary of Minolta by purchasing all (or the grater part) of floating stocks if tender offer is successful. KPMG performs the analysis of TOB premium, based on the case studies of the companies which became the private after TOB process.

The purpose of this report is to provide the useful point of view for Minolta's management, from the financial aspects, in order to make the necessary decision for going private of G.

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1.3      Definition of Fair Market Value

The Fair Market Value ("FMV") is defined as a value at which a willing seller and a willing buyer, both being informed of the relevant facts about business, could reasonably conduct a transaction, neither party acting under compulsion to do so. Meanwhile, TOB premium can be considered as the distinct concept from FMV, since the premium itself is influenced by several specific factors, for example, expectation of the probability of de-listing after completing TOB process.

1.4      Valuation Date

         June 30, 2000





1.5      Scope of Procedures

In order to perform the analysis, the following information have been provided from Minolta.

-        Copy of the Stock Purchase Agreement, dated June 7th, 1999.
-        Form 10-K, Annual Report for the fiscal year ended 1999.
-        MQMS Consolidated Balance Sheet (Q4, 2000).
-        MQMS-Minolta Business Plan (FY2000~FY2003).
-        Outline of the land transaction by MIC.
-        Outline of the loan conditions from MLT to MQMS.

KPMG was not able to perform any further and detailed research such as the interview to MQMS management.

1.6      Limitation and Assumptions

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This report has been prepared to analyze FMV and TOB Premium based on the assumption that G becomes 100% owned subsidiary and de-listing afterwards, solely for the purpose of providing the useful basis of management decision and should not be used for any other purposes. Except as specifically stated in the report, neither our report nor its contents is to be referred to or quoted in whole or in part, in any registration statements, prospectus, public filing, loan agreement, or other agreement or document without our prior written approval. In addition, except as set forth in the report, our analysis and report presentation are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties without our written consent.

This analysis contemplates facts and conditions existing as of the Valuation Date. Events and conditions subsequent to that date may have a profound effect upon the results of our analysis.

We have neither audited nor independently verified the information supplied by Minolta. We have assumed that all information furnished is complete and accurate to describe the status and prospects of G at the Valuation Date from an operating and financial point of view. As part of this engagement, we have relied upon publicly available data from recognized source of financial information, which have not been verified in all cases.

We do not express an opinion, or any other from of assurance, on the reasonableness of the underlying assumptions, or whether any of the prospective financial statements used are presented in conformity with any professional presentation guidelines. Further, there will usually be differences between prospective and actual results, because events and circumstances frequently do not occur as expected and these differences may be material.

We assume no responsibility for legal matters including interpretations of either the law or contracts. We have made no investigation of legal title and have assumed that owner's claims to property are valid. We have given no consideration to liens or encumbrances. We assumed that all required licenses, permits, etc. are in full force and effect.

Neither KPMG nor any individual signing or associated with this report shall be required to give testimony or appear in court or other legal proceedings unless specific arrangements have been made in advance.


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II.      Significant events occurred since July 1999

2.1      Purchase of the headquartered land and building

G had concluded the lease agreement for the headquartered land and building with W.P.Carey. Due to the deterioration of the financial status of G, Minolta Investment Company ("MIC"), a US wholly owned subsidiary of Minolta, made a decision to purchase the headquartered land and building from W.P.Carey. The financing related to the transaction was done by Minolta. Currently, MIC invoices the lease fee to G, taking into the related expense such as the finance cost and the real estate retention costs.

2.2      Loan transaction to G

MIC loaned US$12.8 million on June 1999, and US$30 million during the period from November 1999 to February 2000, respectively. The loan on June 1999 was used for the repayment to Foothill Credit Facility and for the funding of re-purchase of European and Australian subsidiaries. The loan during the period from November 1999 to February 2000 was to apply for G's working capital. The interest rate is LIBOR + 2.5%, and share certificates of European and Australian Subsidiaries was held as a morgage.

The background of the aforementioned events was caused by the deterioration of G's financial status and symbolizes that G's external financing capability could be worsened.

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III.     Executive Summary

3.1      FMV of G's equity

As a result of the analysis, G's FMV per share by applying the several valuation methodologies can be described as below.


Quoted Share Price Method                   2|       3|      4|      5|      6|
-------------------------            --------|--------------------------------
High and Low of the analyzed period               o--------------------- o
                                                $2.66                  $5.27

Quoted Share Price Method                                   o---- o
-------------------------                                 $3.82  $4.33
Average of the Analyzed Period

Discounted Cash Flow Method                                     o---o
---------------------------                                   $4.1  $4.6
The FMV per share is estimated in the
approximate range of $3.82 - $4.6


3.2      TOB Premium

             Base Line Value (FMV)                $4
                   TOB Premium                   40%         (Premium % based on the Case Study of US market.)
             Offer price (Per share)            $5.6
          NUMBER OF SHARES

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
                           Common Stock   13,266,131
                                 Option    1,740,911
           Total number of stock (100%)   15,007,042
           minus Stocks owned by Minolta  -7,570,000
     Target number of share to purchase    7,437,042

          CURRENT OWNED STOCKS    Additional stocks   Total owned stocks (%)   Total amount
                                                                               (in ,000 US$)
          ----------------------------------------------------------------------------------
                     7,570,000            7,437,042    15,007,042 (100%)              41,647
                                          5,936,338    13,506,338 (90%)               33,243
                                          4,435,634    12,005,634 (80%)               24,840

Above simulation is based on the case that the other shareholders accept TOB offer price at $5.6 per share, and the offer price movement does not take into the consideration.

IV.      Base Line Valuation

G's stocks have been traded at NYSE, even after the acquisition of 57.1% by Minolta. Taking into account that the stock price can be considered most objective, because the price itself is constituted as a result of transaction done by many investors based on their own perspective and valuation from several aspects.

Meanwhile, because the trading in the stock market can be executed based on the limited information such as publicly available data, the stock price is affected irrationally by the effect such as the distribution of the rumor or the market manipulation. KPMG considered the several valuation approaches comprehensively in order to analyze the current FMV of G's stock.

4.1      Analysis of the valuation methodology

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In estimating the value of a company on a going concern basis, there are a number of widely used and accepted valuation approaches. These commonly accepted approaches for developing the FMV of the business are 1) Income Approach, 2) Market Multiple Approach, and 3) Cost Approach. It should be noted that no single approach automatically yields a definitive valuation.

4.1.1    Market Approach

The market approach is the methodology to estimate the value of the company by applying the publicly traded price of the subjected company or the similar publicly traded companies ("the comparable companies"). The example of the publicly traded price is 1) the subjected company's own stock price in the stock market, or 2) the comparable companies' stock price in the market, 3) the trading price based on the past acquisition case. The methodology which uses 1) is called "Quoted Share Price Method", the methodology which uses 2) is called "Market Multiple Method", and the methodology which uses 3) is called "Acquisition Multiple Method".

(1)      Quoted Share Price Method

This methodology estimates the value of the company by analyzing the subjected company's stock quotation in the market during specific period. The subjected company G is still listed in NYSE so that this methodology can be considered relatively objective.

(2)      Market Multiple Method

This methodology estimates the value of the company by comparing the subject company to similar publicly traded companies (or the "Comparable Companies". In this approach, market multiples are derived from the financial data and stock prices of similar publicly traded companies. These market multiples are applied to the financial data (earnings, cash flow, book value, and etc.) of the subject company to arrive at an indication of fair market value. Although, no single company will exactly resemble the company to be valued, several selected companies can provide a good collective benchmark.

KPMG performed the comparative analysis of the similar publicly traded companies, however, there were no reasonably comparative companies with G taking the enterprise scale, financial status (especially the current financial status of G) into the consideration. For the comparative company analysis, please refer to the attachment.

4.1.2    Income Approach

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Under the income approach, value of a company is basically derived from profits the business generates in the future. In this valuation method, the subjected company's future projection provides the basis. Discounted Cash Flow Method ("DCF") and Capitalization of Maintainable Earnings ("CME") can be considered as the representative method.

(1)      DCF method

In DCF method, all future benefits to be derived from the subjected company are discounted by the appropriate discount rate to the present value. This methodology is based on the concept that the future profit or free cash flow derived from the subjected company's business will return to the investors who initially invested to the business, and the investors judge the appropriateness of the invested amount by considering the future distributive profit and the business risk.

(2)      CME method

In CME method, the subjected company's value is estimated by the capitalized maintainable income based on the past financial performance and the foreseenable future profit. "Maintainable Earnings" stands for the profit level in which the subjected company can generate under the normal circumstances.

The business plan from FY 2000 to FY 2003 which was prepared by G management was available for the preparation of this report. KPMG performs DCF method based on the provided business plan, together with an in-depth analysis of the risk surrounding G.

4.1.3    Cost Approach

The cost approach focuses on the balance sheet of a business. Adjusted Net Book Value Approach is considered to be a representative method. This method is based on the assumption that a value of business ownership interest can be supported by the prices which investors need to pay if the same business were to be reconstructed (or replacement value) or the prices which the subject company can expect to receive in disposing its assets (liquidation value). Thus, the book value adjusted to approximate the FMV of the assets owned and liabilities assumed is considered to be the value of business ownership interests. For the purpose of the analyzing the FMV of G's equity, the Adjusted Net Book Value Method was excluded because the method had limited applicability in terms of valuing a company on a going concern basis, and valuing intangible/off-balance sheet assets such as goodwill.

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4.1.4    Valuation Methodologies, applied for G

Based on the consideration of each valuation methodologies, "Quoted Share Price Method" of the market approach and DCF Method of the income approach were applied in order to estimate the FMV of G's equity.








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PROJECT G - BASE LINE VALUATION AND TOB PREMIUM ANALYSIS
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4.2      Quoted Share Price Method

G's share is traded in NYSE. The quoted share price in the market can be considered as fair and objective due to the fact that various investors trade the stock based on their own perspective and valuation. Meanwhile, the quoted share price may reflect the supply and demand of the market, or any specific and irregular matters, so that it is necessary to perform the analysis of history of Quoted Share Price in the market for certain period of time.

4.2.1    Point of the valuation

-        Analysis Period

         June 1999 - June 30th, 2000

         The share purchase agreement was concluded as of June 7th, 1999 and TOB was executed in July. Therefore, for the purpose of analyzing the quoted share price, the analysis period should be focused after the announcement of TOB.

-        Calculation Method

         1. Taking the highest quoted share price and the lowest quoted share price during the analysis period as the range.
         2. Simple average of the daily quoted share price during the analysis period.
         3. Weighted average of daily quoted share price by using the daily traded volume during the analysis period.

4.2.2    Results of the analysis

The result of our analysis based on the quoted share price method is described below.


         High and Low of the analysis period                      $5.27 - $2.66
         Average (Simple and Weighted) of the quoted share price  $4.33 - $3.82

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4.3      Income Approach : DCF Method

Under the DCF Method, the projected future cash flow is discounted to the present value by applying the appropriate discount rate. Therefore, two valuation components such as the projection and the discount rate give the significant impact to the result.

4.3.1    Business Projection

The projection itself is stated as "the management target", prepared by G management. Looking back to the financial result for the fiscal year 1999, G accounted for net loss of 27,448 thousands US$ not only by the amortization of goodwill as a result of buying back the European and the Australian subsidiaries, as well as the restructuring cost, but also the cost increase and the general expense increase. G management estimated the financial projection as below:

                                        FY 1999   FY 2000   FY 2001    FY 2002   FY 2003
   Sales (Growth ratio)                 221,286   358,936   427,686    510,117   607,039
                                                  (62%)     (19%)      (19%)     (19%)

   Gross Profit (GPR)                   44,281    99,161    116,560    137,732   163,901
                                        (20%)     (28%)     (27%)      (27%)     (27%)

   SGA (SGA ratio)                      67,038    83,991    95,374     107,635   125,050
                                        (30%)     (23%)     (22%)      (21%)     (21%)

   Profit before tax (Profit ratio)     -27,628   8,534     15,286     24,826    34,725
                                                  (2%)      (4%)       (5%)      (6%)



(1)      Verification of the business projection

KPMG was not able to perform the verification of the presented business projection such as the detail assumptions, the extent of G management commitment, and the possibility of the actualization of estimated figures. As a result, it is difficult to verify the reliability of the presented business projection. Therefore, for the purpose of performing the analysis of G's FMV, KPMG considered not only the

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business projection, but also the financial risk which is possible to analyze based on the available information.

(2)      Growth rate of perpetuity value

The growth assumption of 0% to 1% based on the minimum growth was taken into account for the FCF after the fiscal year 2003.

4.3.2    Cash Flow Adjustment

Certain cash flow adjustments were made to the projected earnings before interest and tax (EBIT) in order to calculate the free cash flow.

(1)      Depreciation expense / Capital expenditure

Depreciation expense and the capital expenditure is based on the provided business projection, prepared by G management. However, KPMG was not able to verify the reasonableness, as well as the detailed capital expenditure plan due to the limited access to the information source.


(2)      Amortization of Goodwill

The difference of purchased value and the net asset book value of European and Australian subsidiary has been accounted for as "Goodwill". The amortization expense is tax deductible, so that it is treated as the cash flow adjustment.

(3)      Changes in working capital

The projected net working capital balance for the period between 2000 ~ 2003 is in the range of 9% ~ 13% against the gross sales amount and the range can be considered as reasonable. For the DCF valuation purposes, changes in working capital of the projected net balance was applied.

(4)      Interest expense

The projected interest expense was applied as the cash flow adjustment.

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4.3.3    Discount rate

Weighted Average of Cost of Capital ("WACC") was applied for the discount rate. In order to determine the WACC, we have applied the following formula:

WACC = (COST OF EQUITY) X (WEIGHT OF EQUITY) + (COST OF DEBT) X (WEIGHT OF DEBT)

Where as the cost of equity ad cost of debt are calculated as shown below:
Cost of Equity = Risk Free Rate + (Equity Premium x Beta)
Cost of Debt = Borrowing rate x (1- tax rate)

The following factors were considered in calculation of WACC.

(1)      Risk Free Rate: Yield of 20 years Treasury Coupon Bond, 5.4%.
(2)      Equity Risk Premium: 8.5% (Ibbotson Associate, 1999)
(3) Market beta: 1 (G's own adjusted beta was 0.5, which is statistically considered as outlyer so that KPMG applied 1for the valuation purpose.)
(4)      Cost of Debt: 8.2%, based on the actual borrowing cost of FY 1999.
(5)      Effective tax rate: 37%
(6)      Risk Premium

         1        Small Company Risk Premium: 3% (Ibbotson Associates, 1999)
         2        Financing Risk Premium: 3% (Taking into account that G cannot finance independently to sustain future growth.)

4.3.4    Other matters

G has the net operating loss carried forward, which can be offset against the future taxable income. However, KPMG was not able to verify the possibility of the realization of tax merit in the future as well as the available amount to utilize for the future. KPMG taking 50% discount against the calculated value of the net operating loss as the realization risk.

4.3.5    Results of the analysis

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Taking the aforementioned matters into the consideration, the equity value based on the DCF Method was in the range of US$ 61,632 thousands to US$ 54,366 thousands. As a result of the analysis, the FMV of G per share was estimated as below.

       -------------------
       US$ 4.6 - US$ 4.1
       -------------------














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V.       TOB Premium Analysis

Purchasing the equities which are held by the minority shareholders by way of TOB for the purpose of de-listing the subsidiary is the meaningful opportunity for the majority shareholder to pursue the reorganization of business structure based on the long term strategy. Simultaneously, after the success of TOB, there will be no option left for the minority shareholders to sell its stocks. Usually, TOB premiums provide the best opportunity for the minority shareholders to accept TOB since the premium virtually represents the rationally estimated future benefit.

KPMG performed the analysis of TOB premium paid, based on the publicly announced data of recent TOB transactions that went private after the completion.


     Average Deal Size   Average Purchased Price per share         Premium
     ------------------------------------------------------------------------------------------
                                                                   1 days    5 days    30 days
       144 million US$                            10.3 US$          38.3%     36.9%     44.7%







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TOB offer price, based on the FMV analyzed by KPMG and the necessary acquisition cash can be analyzed as below.

              Base Line Value (FMV)               $4
                   TOB Premium                   40%
             Offer price (Per share)            $5.6
  NUMBER OF SHARES
                           Common Stock   13,266,131
                                 Option    1,740,911
           Total number of stock (100%)   15,007,042
           minus Stocks owned by Minolta  -7,570,000
     Target number of share to purchase    7,437,042


          CURRENT OWNED STOCKS     Additional stocks         Total owned stocks (%)      Total amount
                                                                                      (in ,000 US$)
          -----------------------------------------------------------------------------------------
                     7,570,000             7,437,042           15,007,042 (100%)            41,647
                                           5,936,338           13,506,338 (90%)             33,243
                                           4,435,634           12,005,634 (80%)             24,840

Above simulation is based on the case that the other shareholders accept TOB offer price at $5.6 per share, and the offer price movement does not take into the consideration.






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